Exhibit 10.9
PIPER SANDLER COMPANIES
2026 Compensation and Benefits for Non-Employee Directors

	Amount	Objective	Time and Terms of Payment
Annual Cash Retainer	$100,000	Consideration for Board and committee service for the current calendar year	Paid quarterly in arrears. For any director joining or leaving the Board during a quarter, the amount paid shall be a pro rata sum based on the number of days served during the quarter.
Additional Annual Retainer for Lead Director, Committee Chairpersons	$40,000 cash -Lead Director $30,000 cash -Audit $20,000 cash -Compensation $20,000 cash -Nominating and Governance	Consideration for service as lead director or committee chairperson for the current calendar year
Paid quarterly in arrears. For any director gaining (or resigning) a lead director or committee chairperson position during a quarter, the amount paid shall be a pro rata sum based on the number of days served during the quarter.

Initial Equity Grant	$60,000 (valued as of election date)	Establish PSC equity interest upon initial election to the Board to align director and shareholder interests	Shares of PIPR common stock granted on the date of the director’s initial election or appointment to the Board.
Annual Equity Grant	$150,000 (valued on the date of the annual meeting of shareholders)	Incentive compensation for continuing service on the Board and enhanced alignment of director and shareholder interests	Shares of PIPR common stock granted on the date of the annual meeting of shareholders to any director whose service on the Board will continue following the annual meeting. For directors joining the Board after the annual meeting in any year, an equity award will be granted on the date the director is elected to the Board covering a pro rata number of shares based on the number of days during which the director will serve on the Board during that year.
Deferral Opportunity	All cash and equity received on an annual basis	Increase equity stake by directors	Annual opportunity to participate in the Amended and Restated Piper Sandler Companies Deferred Compensation Plan for Non-Employee Directors, permitting deferral into phantom stock units of all or a portion of the director’s annual cash compensation for service as a Piper Sandler Companies director, and deferral of any shares granted in consideration of the director’s service as a director. To participate in any year, irrevocable election must be made by December 31 of the preceding year for continuing directors and on the date of initial election or appointment to the Board for new directors. Annual opportunity to change the subsequent year’s election. The deferral date for the cash retainer is the date that each quarterly payment would have otherwise been made; the deferral date for the equity grant is the date of the annual meeting of shareholders each year.
Charitable Gift Matching Program	Up to $5,000	Encourage charitable giving	Pursuant to the Piper Sandler Gift Matching Program, Piper Sandler will match directors’ gifts to eligible organizations dollar for dollar from a minimum of $50 up to an aggregate maximum of $5,000 per year (the same terms and conditions as are applicable to employees).
Reimbursement of Out-of-Pocket Expenses	In addition to the foregoing, non-employee directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with their service on the Board and Board committees.